                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

July 20, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the correspondence regarding your comments made on July 20, 2010, with reference to sixth amendment of the Company's Registration Statement Form S-1 filed on July 13, 2010.

We write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

Note: we put revised words in Italic, and marked with underline only here, not in formal text of No.7 of Amendment.

General

     1. Answer: On page 13, we add Risk Factor 18.

"18. If majority of shareholders return the distributed shares to the Company, the registration statement's effectiveness may be impossible, then the spin-off may fail.

Our company was spin-off from USChina Channel. The effectiveness of this spin-off for USChina Taiwan and going public should wait after the effective of this registration statement , and this is because USChina spin- off “ restricted securities," and shareholders haven't held those securities for two years. However, USChina Taiwan finished the spin-off on March 15, 2010, without the effectiveness of this registration statement. In the period between March 15, 2010 and the effectiveness of the S-1, the shareholders of our company have the rights to return the shares to the company, which will interrupt the S-1 filing process, and possibly make S-1 effectiveness impossible, and cause the spin-off failure if majority of shareholders would withdraw. Although we don't have any shareholder to show any intention to withdraw the distributed shares so far, it is no guarantee that they will not do it in the future. "

b. Consulting for going public in USA or Canada

2. Answer: we revised to

      Usually we plan to get 30% of the revenue from the performance of the sub-contracts with or Andrew Chien or USChina Channel (note:  USChina Channel didn't have any revenue so far due to its financial statements for the period ended on March 31, 2010") .. Currently, we only have verbal understanding between USChina Channel or Andrew Chien and us. We will deal with the possible sub-contracts on case-by-case basis.

Management's Discussion and Analysis or Plan of Operation, Page 30

3. Answer: On page 32 we add note:

"Mr. Hong offers the company up to $70,000 free of interests of loan to operate in next twelve month (note: how to accounting both the loan and the imputed interests listed on Page 45, 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Notes of the Financial Statements), and the remaining $30,000 will consider for further funding for this company.

Financial Statements

General

     4. Answer: We clearly stated on Page 34, "In the meantime, USChina Channel purchased at par value, and distributed the remaining 122,500 shares of common stock to its shareholders as special dividends", and, in order to keep consistency, we revised on Page 25 from

"...the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends; and the distribution of these shares will follow the rules of Article V. Section 2 of By-Laws of USChina Channel..."

to:

"...the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends, which will be paid by USChina Channel, and the distribution of these shares will follow the rules of Article V. Section 2 of By-Laws of USChina Channel..."

     5. Answer: On page 34, we add:

"The sale price ($0.028 197 /share) to Mr. Hong is mainly determined  on the estimation of Andrew Chine's spending business time and other costs to make the S-1 effective, and the willingness of Mr. Hong's payment. There is no market to determine the fair value of the sale price. In the meantime, Mr. Ching-Sang Hong hired Andrew Chien as a SEC file agent to manage S-1 filing within budget, and paid him $25,000 . "

 Item 16, Exhibits, page 52

    6. Answer:  New consent letter from auditors attached.

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